FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated October 6, 2008.

Exhibit 1

DryShips -- Presentation Material to Be Used at Today's Conference Call on Strategic Expansion at 9:00 A.M. EDT

ATHENS, GREECE. October 6, 2008 -- DryShips (NASDAQ: DRYS) management team will host a conference call today, today, Monday, October 6, 2008, at 9:00 a.m. Eastern Daylight Time to discuss the Company's strategic expansion with the addition of 9 Capesize drybulk vessels and 2 Ultra Deep Water drillships, as announced this morning.

The material to be used at this conference call and webcast can be accessed on the company's website at www.dryships.com, at the Investor Relations section under "Presentations," or by clicking on the link below or copying and pasting this link in your computer's browser:

http://www.irwebpage.com/dryships/files/drys100608.pdf

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until October 13, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and audio webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The presentation material to be used for the conference call and webcast will be available on the company's website in the Investor Relations section under "Presentations."

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 54 drybulk carriers comprising 7 Capesize, 30 Panamax, 2 Supramax, and 15 newbuilding drybulk vessels with a combined deadweight tonnage of about 4.7 million tons.

DryShips is also the owner of 6 UDW drilling units including 4 UDW drillships to be built at Samsung Heavy Industries (SHI), scheduled for delivery between the fourth quarter of 2010 and the third quarter 2011. DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS."

Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: October 6, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer